FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

CNPJ/MF nº 17.155.730/0001-64

NIRE nº 062.002.160-0057

CONVOCATION

TO GENERAL MEETING OF DEBENTURE HOLDERS

of the 1st Public Issue of Debentures by

Companhia Energética de Minas Gerais — Cemig, in the total amount of R$ 625,000,000.

Companhia Energética de Minas Gerais — Cemig, as Issuer of the above debentures, pursuant to Sections 71 and 124 of Law 6404 of 15 December 1976, as amended, hereby calls all holders of the debentures of its first Public Issue of Non-convertible Debentures (in two series, without guarantee nor preference), in the total amount of R$ 625,000,000, with issue date 1 Nov 2001 (“the Debentures” and “the Issue”, respectively), to a General Meeting of Holders of Debentures of that Issue to be held on 3 December 2004, at 10 a.m., at the head office of the Fiduciary Agent, Planner Corretora de Valores S.A., at Avenida Paulista 2439, 11th floor, São Paulo city, São Paulo state, to decide on the following agenda:

a)     alterations of the characteristics of the Debentures, and of the rights and obligations relating to them, due to the process of de-verticalization (“unbundling”) required by Law 10848 of 15 March 2004;

b)    approval of an Amendment to the Debenture Deed;

c)     authorization to the Fiduciary Agent to sign the Amendment to the Issue Deed and any other instruments necessary for the decisions to be taken by the General Meeting of Holders of Debentures of this Issue;

d)    other subjects related to the items on this agenda, and other matters of interest to the Debenture Holders.

Belo Horizonte, 18 November 2004.

Companhia Energética de Minas Gerais - CEMIG

Issuer

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS — CEMIG

By:	/s/ Flávio Decat de Moura
	Name:	Flávio Decat de Moura
	Title:	Chief Financial Officer and Investor Relations Officer

Date: November 19, 2004